328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
December 17, 2008
For Immediate Release
NR#08-26

MAG Silver Provides Corporate Update

Vancouver, B.C -- MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) provides the following as an update to recent company activities.

MAG has approved an exploration budget of approximately CDN$17.0M for 2009.  These monies are earmarked for the drilling of almost 30,000 metres on five MAG-owned properties in Mexico.  Diamond drilling is expected to continue on the “Jose Manto” at Cinco de Mayo where MAG is outlining a new and potentially significant sulphide silver/lead/zinc carbonate replacement discovery.  Drilling is also planned to commence in early 2009 at Sierra Ramirez/El Pavo, Lagartos SE and Salemex. Drilling at Juanicipio is expected to continue at roughly the same level as this year (25,000 metres).  Relying on the same experienced team that discovered the Juanicipio Vein, MAG will aggressively continue to pursue high priority targets.

Presently MAG has two drills operating at Cinco de Mayo and one drill at each of Lagartos SE and Lorena.  At Juanicipio, four drills in total are operating.  Two drills are operating on the Valdecañas Vein completing the 100 metre by 100 metre grid pattern and two drills are operating on the Juanicipio Vein, located one kilometre south of the Valdecañas Vein.  These holes are testing for deeper intersections on the western extension of the earlier high grade intercepts.

To the end of November approximately CDN$55.0M remains in the treasury.

Separately, MAG has informed Fresnillo plc that, without prejudice to any of MAG's rights and interests, MAG has created an independent committee that is proceeding to identify and retain an independent valuator to prepare a valuation of MAG as required under applicable securities legislation.  Under these rules, the valuation will be prepared at Fresnillo's cost.  MAG continues to evaluate a number of strategic alternatives and no action is required by shareholders at this time.

Qualified Person: Dan MacInnis, P.Geo., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised and verified the preparation of the technical information in this release. Mr. MacInnis is not independent as he is the President, CEO and a director of MAG Silver Corp.

About MAG Silver Corp. (www.magsilver.com )
MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico.  MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on NYSE-A under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

“Dan MacInnis”
President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the American Stock Exchange has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements including statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.